FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica Scrip Dividend –Informative Document.	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

According to the shareholder remuneration policy, the Annual General Shareholders´ Meeting of Telefónica, S.A., at its meeting held today, has agreed a dividend distribution charged to Unrestricted Reserves, of a fixed gross amount of 0.53 Euro for each Company share issued, in circulation and carrying entitlement to this distribution. (Record Date: Thursday, May 17th, 2012).

The payment of this dividend shall be executed from May 18th, 2012 by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U), the Spanish securities registrar, clearing and settlement company. Withholdings will be made from the said gross amount in accordance with the applicable tax law.

Also, the Board of Directors of Telefónica S.A, at its meeting held today has agreed the implementation of a capital increase approved by the Annual General Shareholders´ Meeting, under section VI.2 of its agenda, related to the shareholder compensation by means of a scrip dividend. (Record Date: Thursday, May 17th, 2012).

It is hereby enclosed the Informative Document referred to the capital increase with charge to unrestricted reserves. This document has been prepared in accordance with the provisions of sections 26.1.e) and 41.1.d) of Royal Decree 1310/2005 of 4th November.

Madrid, May 14th, 2012

INFORMATIVE DOCUMENT

INCREASE IN SHARE CAPITAL BY MEANS

OF A SCRIP DIVIDEND WITH A CHARGE TO

UNRESTRICTED RESERVES

May 14, 2012

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH THE PROVISIONS OF SECTIONS 26.1.E) AND 41.1.D) OF ROYAL DECREE 1310/2005.

1.	PURPOSE

The shareholders at the Ordinary Annual Shareholders’ Meeting of Telefónica, S.A. (“Telefónica” or the “Company”) held on May 14, 2012 resolved, under item VI.2 of the agenda, to increase the share capital of Telefónica with a charge to the reserves contemplated in Section 303.1 of the Companies Act (Ley de Sociedades de Capital) by a determinable amount according to the terms of the resolution, and to delegate the power to implement such increase to the Board of Directors, with express authority to, in turn, delegate such power to the Executive Commission, pursuant to Section 297.1.a) of the Companies Act.

This informational document is issued for purposes of the provisions of Sections 26.1.e) and 41.1.d) of Royal Decree 1310/2005 of November 4, pursuant to which it shall not be necessary to prepare and publish a prospectus in connection with the issuance and admission to listing of the shares issued by way of implementation of a capital increase made by means of a scrip dividend”provided a document is available that sets forth information regarding the number and the nature of the shares, and the reasons for and details of the offer”.

2.	REASONS FOR THE CAPITAL INCREASE

The capital increase by means of a scrip dividend that is the subject matter of this document serves as an instrument to implement a new shareholder compensation alternative, in line with that provided by other national and international companies, which, without limiting in any way the possibility of shareholders of receiving the entire annual contribution in cash if they so wish, allows them to receive shares of Telefónica with the favorable tax regime for free-of-chargeshares, which is described below. Accordingly, the reason for the capital increase is to offer all Telefónica shareholders the possibility of receiving, at their choice, newly-issued free-of-charge shares of Telefónica, without thereby altering Telefónica’s shareholders compensation policy in cash.

To such end, under the above-mentioned capital increase by means of a scrip dividend, each shareholder will receive one free allotment right for each Telefónica share such shareholder holds. Such free allotment rights may be traded and may be transferred on the Continuous Market in Spain during a period of fifteen calendar days, upon the expiration of which such rights will be automatically converted into newly-issued shares.

Under the new compensation system, each shareholder may choose from among the following options1:

[1]

The options available to holders of Telefónica shares which are admitted to trading outside Spain (including those traded in the form of ADSs) may have certain differences with respect to those described herein due to the characteristics of each market and to the terms and conditions applicable to the programs in which such holders participate.

(i)	Not to transfer his free allotment rightsand receive the new shares. In this case, new shares corresponding to the number of rights held by him at the end of the trading period will be allocated free of charge to the shareholder. The allocation of shares is not subject to withholding tax.

(ii)	To transfer all or part of the shareholder’s free allotment rights to Telefónica under the irrevocable Undertaking to purchase free allotment rightsassumed by the Company at a fixed price, which entails electing to receive the compensation in cash.

This option is granted only to shareholders who have status as such on the date on which the free allotment rights are allotted (which is expected to be at 11:59 p.m., Madrid time, on May 17, in accordance with the schedule included in section 3.3 below) and only in respect of such free allotment rights as they receive at that time. The cash option may therefore not be requested for the free allotment rights acquired on the market.

This option will have the same tax treatment as a dividend, and the amount to be received by the shareholders will therefore be subject to withholding.

(iii)	To transfer all or part of their free allotment rights on the market. Since the rights may be traded in Spain, shareholders may decide to sell them on the market during the trading period specified in section 3.4 below at their listing price at the time and not at the guaranteed price offered by Telefónica. The amount from the sale of the rights on the market is not subject to withholding.

Shareholders may also combine the foregoing options according to their needs or preferences.

Shareholders who do not give notice of their decision will receive the number of new shares to which they are entitled.

3.	DETAILS OF THE OFFER

The Board of Directors, at its meeting of May 14, 2012, resolved to carry out the capital increase by means of a scrip dividend on the terms approved by the shareholders at the Annual Shareholders’ Meeting held on that date, under item VI.2 of the agenda for such meeting.

3.1	Number of New Shares to be Issued and Free Allotment Rights

(i)	According to the formulas approved by the shareholders at the Annual Shareholders Meeting, considering that the number of Telefónica shares that are outstanding (NTAcc) on May 14, 2012, the date on which the Board of Directors resolved to carry out the capital increase, is 4,563,996,485 shares, that the Amount of the Alternative Option is 1,369,198,945.50 Euros and that the reference listing price (PreCot) is 11.106 Euros, the maximum number of new shares to be issued under the capital increase by means of a scrip dividend, and according to the formulas approved, is 120,105,170.

Notwithstanding the foregoing, the number of shares actually issued may be lower, since it will depend on the number of rights purchased by Telefónica under its Purchase Undertaking. The Company will waive the free allotment rights acquired under such commitment, so that only the shares corresponding to the free allotment rights not acquired by Telefónica under such commitment will be issued.

(ii)	The free allotment rights will be allotted to the shareholders of Telefónica who appear as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) at 11:59 p.m., in Madrid, on the day of publication of the notice of the capital increase in the Official Commercial Registry Gazette (which is expected to take place on May 17, 2012), at the rate of one free allotment right for each share. According to the formulas approved by the shareholders at the Annual Shareholders’ Meeting, 38 free allotment rights will be required to receive one new share.

In order to ensure that the number of free allotment rights required to receive one new share and the number of shares to be issued are whole numbers, Telefónica has waived 25 free allotments rights corresponding to 25 shares of its own stock held as treasury shares.

3.2	Final Price of the Undertaking to Purchase Free Allotmentrights

The gross final price of Telefónica’s Undertaking to purchase free allotment rights according to the formula approved by the shareholders at the Annual Shareholders’ Meeting is 0.285 Euros per right.

Accordingly, shareholders who wish to receive their compensation in cash may sell their free allotment rights to Telefónica at a fixed gross price of 0.285 Euros per right.

Telefónica’s commitment to purchase the free allotment rights at the specified price is directed exclusively to Telefónica shareholders who have status as such on the date on which the free allotments rights are allotted (which is expected to be at 11:59 p.m., Madrid time, on May 17, according to the schedule set forth in section 3.3 below) and only in respect of the free allotment rights they receive at that time, and will be in effect from the first day of the rights trading period, which is expected to be May 18, 2012, until May 28, 2012, both inclusive2.

[2]	There are peculiarities in this respect affecting the holders of Telefónica shares through ADSs. Further information is provided in section 4.

3.3	Calendar

The expected calendarfor the implementation of the capital increase by means of a scrip dividend is as follows:

(i)	May 17, 2012. Record date for the allocation of free allotment rights (11:59 p.m., Madrid time).

(ii)	May 18, 2012. Starting of the free allotmentrights trading period.

(iii)	May 28, 2012. End of the period to request compensation in cash (sale of rights to Telefónica).

(iv)	June 1, 2012. End of the free allotment rights trading period.

(v)	June 6, 2012. Cash payment to shareholders who have requested cash compensation (sale of rights to Telefónica).

(vi)	June 8, 2012. Waiver by Telefónica of the rights acquired. Closing of the increase in share capital by means of a scrip dividend.

(vii)	June 8-11, 2012. Proceedings for registration of the share capital increase by means of a scrip dividend and admission to listing of the new shares on the Automated Quotation System (Sistema de Interconexión Bursátil Español).

(viii)	June 12, 2012. Estimated starting date of ordinary trading of the new shares on the Spanish Stock Exchanges[3].

3.4	Allocation of Rights and Procedure to Elect to Receive Cash or New Shares

The free allotment rights will be allotted to the shareholders of Telefónica who appear as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) at 11:59 p.m., Madrid time, on the day of publication of the notice of the capital increase in the Official Commercial Registry Gazette (which is expected to take place on May 17, 2012). The rights trading period will begin the next trading day and will last for fifteen calendar days (from May 18 through June 1, 2012, both inclusive).

During the rights trading period, shareholders may elect to receive cash or new shares on the terms described above, as well as acquire a sufficient number of free allotments rights on the market in the proportion required to subscribe for new shares.

[3]	The admission to trading on the different foreign Stock Exchanges where Telefónica is listed will also be requested.

However, shareholders registered as such who wish to accept Telefónica’s Undertaking to purchase rights and receive cash at the fixed guaranteed price must give notice of such decision not later than May 28, 2012.

The Purchase Undertaking applies only to the rights received by the shareholders free of charge and not to the rights purchased on the market. In order to decide among the various options, shareholders must contact the depositaries of their shares and of the free allotment rights attaching thereto.

In the absence of express notice, shareholders will receive new shares.

3.5	Fees and Expenses

The capital increase is carried out free of expenses and fees for the subscribers as regards the allocation of the new shares issued, and Telefónica bears the costs of issuance, subscription, flotation, admission to listing and other associated expenses.

The depositaries of the shares may pass on to the shareholders fees or expenses arising from the allocation of shares or the sale of free allotment rights, pursuant to applicable law and securities contracts signed with their clients.

The shareholders of the Company must bear in mind that the entities members of IBERCLEAR with which they keep their shares on deposit may, pursuant to applicable law and securities contracts signed with their clients, establish such pass-through management fees and expenses as they may freely determine as a consequence of maintaining the securities in their book-entry records. Moreover, such member entities may, pursuant to applicable law, establish such pass-through fees and expenses as they may freely determine for the processing of orders to purchase and sell free allotment and/ or custody rights.

3.6	Par Value, Issue Price, Representation and Rights Attaching to the Shares

The new shares issued in the capital increase by means of a scrip dividend will be ordinary shares having a par value of one euro each, of the same class and series as those that are currently outstanding.

The new shares4 will be issued at an issue price of one euro, i.e., without a share premium, and will be represented by book entries, the book-entry registration of which will be entrusted to IBERCLEAR and its member entities.

The new shares will grant the holders thereof the same financial, voting and like rights as the ordinary shares of Telefónica currently outstanding, as from the date on which the capital increase is declared to be totally subscribed and paid up.

[4]

There are peculiarities in this regard affecting the holders of Telefónica shares that have been admitted to listing outside of Spain (including those listed as ADSs). Further information is provided in section 4.

3.7	Reserve with a Charge to which the New Shares will be Issued

The increase in share capital is made by means of a scrip dividend and, accordingly, does not entail any payment to be made by the shareholders. Payment will be made in full through a charge to the reserve called”Discretionary Reserves”,which is among the reserves contemplated in Section 303.1 of the Companies Act, the amount of which, as of December 31, 2011, came to 3,977 million Euros. The balance sheet used as a basis for the transaction is the one for the fiscal year ended on December 31, 2011, audited by the auditor of Telefónica and approved by the shareholders at the Annual Shareholders’ Meeting of May 14, 2012.

3.8	Shares on Deposit

After the free allotment rights trading period has ended, the new shares unable to be allotted for reasons not attributable to Telefónica will be heldon deposit and will be available to those who evidence lawful ownershipof the related free allotment rights.Three years after the date of the end of the free allotment rights trading period, any share still pending allotment may be sold pursuant to Article 117 of the Corporate Enterprises Law, for the account and at the risk of the interested parties. The net proceeds from the aforesaid sale will be deposited with the Bank of Spain (Banco de España) or with the Government Depository (Caja General de Depósitos) and will be available to the interested parties.

3.9	Admission to Listing

Telefónica will apply for admissionof the New Shares to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Markets, through the Automated Quotation System (Continuous Market), and to take such steps and actions as may be necessary and file the required documents with the authorities of the foreign Securities Markets on which Telefónica shares are traded(currently, London and Buenos Aires and, through ADSs (American Depositary Shares), in New York and Lima) in order for the New Shares issued under the capital increase to be admitted for trading.

Subject to the required authorizations being obtained, ordinary trading of the new shares on the Spanish Stock Exchanges is expected to begin on June 12, 2012.

3.10	Tax Regime

The tax regime applicable to shareholders in Spain will be as follows:

The award of shares under the Capital Increase will be treated for tax purposes as an award of fully paid-in free-of-charge shares and, therefore, will not be treated as income for the purposes of Personal Income Tax (Impuesto sobre la Renta de las Personas Físicas) (“IRPF”), Corporate Income Tax (Impuesto sobre Sociedades) (“IS”), or Non-Resident Income Tax (Impuesto sobre la Renta de no Residentes) (“IRNR”), whether or not non-residents act through a permanent establishment in Spain.

The acquisition cost, both of the new shares received as a consequence of the Capital Increase and of the shares from which they arise, will result of dividing the total cost by the applicable number of shares, both old and new. The acquisition date of the new free-of-charge shares will be that of the shares from which they arise.

If the shareholders sell their free allotment rights on the market, the amount obtained will be taxed as follows:

•

For the purposes of IRPF and IRNR without a permanent establishment, the amount obtained on the sale of the free allotment rights on the market is subject to the same rules as those applying to preemptive rights. Consequently, the amount obtained on the transfer of the free allotment rights reduces the acquisition cost, for tax purposes, of the giving rise to such rights, pursuant to Article 37.1.a) of Law 35/2006, of November 28, on Personal Income Tax. Thus, if the amount obtained for the aforementioned transfer is higher than the acquisition cost of the securities from which they derive, the difference will be treated as a capital gainforthe transferor in the tax period in which the transfer takes place.

•	For the purposes of IS and IRNR with a permanent establishment in Spain, and provided that a full business cycle has been completed, the tax will be in line with the applicable accounting rules.

In the event that the holders of free allotment rights accept the Purchase Undertaking made by Telefónica, the tax regime applicable to the amount obtained on the transfer to Telefónica or to a subsidiary thereof of the free allotment rights they hold as shareholders will be that applicable to dividends distributed directly in cash and, accordingly, will be subject to the related withholding tax.

4.	FOREIGN JURISDICTIONS IN WHICH TELEFÓNICA’S SHARES ARE LISTED

The options, terms and procedures described in this informational document may have peculiarities with respect to the holders of Telefónica shares on the various stock exchanges on which Telefónica’s shares are listed. Such shareholders must check the public communications made in the respective jurisdictions.

*      *      *

Telefónica, S.A.

P.p.

Ramiro Sánchez de LerínGarcía-Ovies

General Secretary and Secretary of the Board of Telefónica, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 14th, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors